Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

On August 16, 2017, the below FAQs prepared in connection with the proposed merger transaction between Old National Bancorp and Anchor Bancorp, Inc. (“Anchor”) were provided to employees of Anchor’s wholly-owned subsidiary, Anchor Bank, N.A.:

Frequently Asked Questions

Employment Questions

What are the various phases of the integration?

The integration timeline is defined by four key phases:

1.	Gap Analysis: Data collection and evaluation of products, process and procedures, which begins when the project kicks-off and takes about 60 days to complete.

2.	Close: The day when ownership changes from Anchor Bank to Old National Bank.

3.	Stub Period: The time between Close and Conversion.

4.	Conversion: The weekend when offices, applications and processes convert to Old National Bank.

Will all employees (associates) transition to Old National Bank? And will I have to apply?

All associates employed by Anchor Bank immediately prior to the effective time of the partnership (the “Close”) will transfer to Old National Bank upon the closing without being required to formally apply. Certain other paperwork may be required, such as an authorization to perform background checks.

What is considered full time, part-time level one, etc.?

At Old National Bank, full time associates are those who are regularly scheduled to work 30 or more hours per week. Part-time Level I associates are regularly scheduled to work 20 to 30 hours per week. Part-time Level II associates are scheduled to work less than 20 hours per week and therefore are not eligible for most benefits.

What is the process related to staffing decisions and the timeline for learning if I will have a job with Old National Bank?

Although some specific job duties may change, revenue-generating and relationship management positions will continue after the conversion, including all retail positions in the branches. Staffing decisions for support positions will be based on what we learn in the Gap Analysis phase, which typically lasts about 60 days. No job loss associated with these staffing decisions will occur prior to the Conversion, with a currently anticipated date in Q2 2018.

We recognize that some team members are dealing with uncertainty during this process, and we will work to complete the review process in a timely manner. Our timeline could change as, together, we learn more about one another’s operations. Please know that any associate whose job is eliminated because of the partnership will be eligible for severance benefits and will be given at least 60 days’ notice. Employees facing job loss will be supported with transition services including workshops on résumé writing, job search strategies, interviewing skills and one-on-one job search counseling. Additionally, the transition services counselor will assist associates who are interested in pursuing opportunities at Old National Bank in other roles, markets or business units.

Will any branches close because of the partnership?

Retail Banking is an important business line for Old National Bank. Since we have no current locations in market, the branch network is a very important part of this partnership. While we have no plans to close offices because of the partnership, a periodic review of our delivery channels, including branches is a good business practice that will continue.

How do I apply for positions within Old National Bank? Can Old National Bank hire Anchor Bank employees now?

For associates to benefit from the employment terms of the partnership (i.e. years of service credit, etc.), they must transfer to Old National Bank at the Close. After the Close, please utilize our on-line application process.

Compensation Questions

Will any associates experience a decrease in base pay upon transfer to Old National Bank?

We won’t reduce the base pay for associates transferring to a comparable role. If an employee is offered a position that is not comparable to his or her current role, we will consider Old National Bank’s salary range and the compensation of other similarly situated associates to determine an appropriate salary for the new role.

How are associates at Old National Bank paid?

Our associates are paid bi-weekly, either by direct deposit or by check Exempt associates are paid current through the pay date. Non-exempt associates are paid one week in arrears. Old National also provides associates with three free checking accounts.

Benefit Questions

When will we learn more about Old National Bank’s benefit offering?

Meetings will be scheduled in conjunction with open enrollment for Old National Bank’s benefits. The timing for enrollment has not yet been determined.

When will we begin benefits with Old National Bank?

We expect that you will transition to Old National Bank’s benefit programs no earlier than the Close. Prior to the close, your benefits will continue under Anchor Bank’s plans. We are currently reviewing the benefit offering of both companies to make the best possible decisions about the timing of the transition of other health and welfare benefits.

Do my years of service carry over to Old National Bank? How will this affect my benefit eligibility?

Yes, your years of service will carry over to Old National Bank and will be used to determine eligibility for paid time off, service awards and other benefit programs. This means there will be no lapse in coverage due to new hire waiting periods provided you have met the Anchor Bank new hire eligibility period.

Who can enroll in an Old National Bank Medical Plan?

Medical insurance is available to all full-time and part-time Level I associates. Full-time associates are those who are regularly scheduled to work 30 or more hours per week. Part-time Level I associates are those who are regularly scheduled to work 20 to 30 hours per week. Part-time Level II associates are those who are scheduled to work less than 20 hours per week and are not eligible for medical insurance benefits.

Does the Old National Bank Medical Plan have a spousal surcharge or carve out?

No, our medical plan does not contain either provision.

If we change to Old National Bank’s benefit plans mid-year will my medical plan deductibles start over?

It is not our intent to restart medical plan deductibles when you transition to Old National Bank’s benefit plans. Getting deductible information from your medical carrier is essential to this process. Both Old National Bank and Anchor Bank will work with the carriers to get this information.

Does Old National Bank contribute to associate health savings accounts?

Yes. Team members who enroll in a high deductible plan can make tax-free contributions into an Old National health savings account through payroll deduction. In 2017, for those associates who enroll in a high deductible health plan, Old National Bank contributes, on a pro-rated basis, $400/year for a single enrollment and $800/year for any other level of coverage (associate and spouse, associate and child(ren) and family) to the associate’s Old National health savings account.

Does Old National Bank offer a health and wellness program?

Yes, ONB Well is a comprehensive wellness program that provides you with the support you need to make lasting health changes. The program, which features health screenings and coaching, assessments, challenges, rewards and more, is available to all associates regardless of level of employment.

Does Old National Bank offer domestic partner benefits?

Yes, our benefit plans provide coverage for same sex and opposite sex domestic partners.

I noticed that Old National Bank has a different vacation schedule from Anchor Bank. Does it apply?

We are working through the details of the transition to Old National Bank’s paid time off policies.

Does Old National Bank offer Short-Term Disability benefits?

Yes, we provide Short-Term Disability (STD) benefits at no cost to eligible associates who are unable to work because of a qualifying medical disability. All full-time associates are eligible to receive short-term disability pay the first of the month following one month of employment.

Disabilities arising from pregnancy or a pregnancy-related illness are treated the same as any other illness that prevents an associate from working. Disabilities covered by Workers’ Compensation are excluded from STD benefits.

Short-Term Disability covers associates in two phases:

•	Phase One begins in the third week of a disability and may last for up to 11 weeks through week 13 of a disability. During this phase, eligible associates are paid at 100% of their base compensation.

•	Phase Two begins in the 14th week of the disability and may last for up to 13 weeks. During this phase, eligible associates are paid at 66 2/3% of their base compensation.

Details of the STD benefit plan, including benefit amounts, limitations and restrictions are described in the Summary Plan Description.

Does Old National Bank’s short-term disability policy have a pre-existing condition clause?

No, Old National’s Short-Term Disability benefit does not contain a pre-existing clause.

What is Old National Bank’s policy regarding paid time off for parental leave?

We allow eligible employees to take a two-week paid FMLA leave for maternity or paternity leave, in addition to standard maternity benefits.

What is Old National Bank’s Holiday Policy?

We grant the same number of holidays to all associates, although the Investment business unit may observe different holidays. The number of paid holidays is consistent with the number of holidays observed by the Federal Reserve. Floating holidays are provided when a holiday falls on Saturday.

Old National Bank grants 8 hours of paid time per holiday to all full-time associates (regularly scheduled to work 30 or more hours). Part-time Level I associates (regularly scheduled to work 20 to 30 hours) receive 4 hours of Holiday Pay. Part-time Level II associates (scheduled less than 20 hours) are eligible to receive paid not worked time for the hours they would have been scheduled to work (not to exceed 4 hours) if regularly scheduled to work on the day the holiday falls.

What are the details of Old National Bank’s 401(k) plan? How do I get started?

We offer a 401(k) plan with a $.50 match on the $1.00 (each pay period) for the first 6% of your eligible compensation that you defer to the plan. Participants are immediately vested and can choose from over 20 investment options, including Life-cycle funds.

Prior to the Close, you will be mailed a packet of information from The Principal Financial Group (our 401(k) Service Provider) regarding your enrollment, investment options and other relevant information. Additional details will be provided prior to “the Close”.

Does Old National Bank offer a pension plan?

No, our pension plan was terminated 2016.

What will happen to the Anchor Bank 401(k) Plan?

Because of the partnership, the Anchor Bank 401(k) plan will be terminated immediately prior to the Close. Participant accounts will become 100% vested with the plan termination. The termination process is lengthy and often takes up to a year from the date of filing with the Internal Revenue Service. Once this process is complete, you will have the option to roll your balance over to another qualified retirement plan, an IRA, or take a cash distribution. Active associates at that time may roll their balance into the Old National Bank 401(k) plan. You may continue to manage the investment allocation for your Anchor 401k plan balance during the termination process, but will not be able to take a normal distribution from your account until the IRS approves the plan termination.

How can I buy Old National Bank Stock?

Old National offers two programs that allow associates to purchase our stock: an ESPP (Employee Stock Purchase Plan) and a Direct Purchase Plan. More information about these programs will be available prior to the Close.

Does Old National Bank offer an employee assistance program?

Yes, all associates are eligible to utilize the free services of the Employee Assistance Program (EAP). Through the EAP, confidential access is provided when you need guidance, counseling, local resources or reliable professional care. A variety of services are offered including: financial resources, child care/elder care resources, legal resources, adoption and college/school information.

Does Old National Bank offer educational assistance (tuition reimbursement)?

Old National pays tuition up to $2,500 a year for undergraduate courses and $3,250 a year for graduate courses that are job-related and approved by management. Under the Old National Bank tuition reimbursement policy, a grade of C or better is required to receive tuition reimbursement.

Does Old National have incentive plans?

Yes, all associates at Old National are eligible to participate in either a commission or incentive plan. Plan details vary by position. Assessing and making decisions about incentive plans is part of the gap analysis phase of the integration process.

Severance Benefits—

If an associate’s job is eliminated because of the partnership, severance will be awarded as follows: 2 weeks per year of service with a minimum of 8 weeks of salary. Maximum amount of severance will be 52 weeks of salary.

Example: if you have been employed with Anchor Bank for 6 months, you will be provided 8 weeks of severance; if you have been employed with Anchor Bank for 6 years, you will be provided 12 weeks of severance. Years of service is determined on your separation date and will round to closest whole number.

To be eligible to receive severance, the associate must be in a regular position (not a temporary employee), separate involuntarily without cause, work through the release date provided by Old National Bank and execute a release of claims.

Note: This document addresses some of the key features of Old National Bank’s benefits and does not contain all the details. If any conflict arises between this document and any plan provisions or policies, the terms of the actual plan document or policies will govern in all cases. Provisions of the plans and eligibility coverage do not constitute a contract of employment with any individual. Plans and provisions described in this document are subject to change at any time, without notice.

Additional Information for Employees that are Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this letter.